[IBERIABANK Corporation Letterhead]

October 10, 2014

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Via EDGAR Correspondence

RE:	IBERIABANK Corporation

Form 10-K for Fiscal Period Ended December 31, 2013

Filed February 28, 2014

File No. 000-25756

Dear Mr. Rodriguez:

This letter responds to the comment of the Staff of the Securities and Exchange Commission in a letter dated September 26, 2014, concerning the Annual Report on Form 10-K of IBERIABANK Corporation (the “Company”) for the fiscal year ended December 31, 2013, filed February 28, 2014.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filling;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Period Ended December 31, 2013

Exhibit 13, Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

1.	Comment: We note your disclosure that improving economic trends and delays in the foreclosure process impacted the amount and timing of expected future cash flows. The impact of these changes was a $31.8 million impairment of the indemnification assets because certain projected losses are no longer anticipated to occur or will occur beyond the reimbursable periods of the loss sharing agreements. We also note you recorded another $0.8 million of impairment during the six-months ended June 30, 2014. Please address the following:

Comment Part A: Tell us the portion of the 2013 and 2014 impairments that relate to projected losses no longer anticipated to occur and the amount due to projected losses occurring beyond the reimbursable periods of the loss sharing agreement.

Response:

The $31.8 million of impairment in 2013 consisted of $29 million of expected losses projected to occur beyond the reimbursable periods of the loss share agreements. The remaining $2.8 million related to amounts collectible from customers and resulted from the expectation of a negative net yield (projected net interest income on covered loans, reduced by indemnification asset amortization as described below) for one FDIC-assisted bank acquisition. The $0.8 million impairment recorded during the six months ended June 30, 2014 represents the impact of expected loan losses and OREO transactions moving beyond termination of the reimbursable periods of the loss sharing agreements.

Comment Part B: Explain in greater detail how the improvement in economic trends changed the timing of the projected losses to periods beyond reimbursement under the loss sharing agreements and how this impacted your allowance for loan loss calculation for those loans as of December 31, 2013 and June 30, 2014.

Response:

The Company determines loan-level cash flow assumptions for loans and pools of loans accounted for in accordance with ASC 310-30. In order to monitor these assumptions, the Company performs quarterly reviews of the loans covered by loss sharing agreements. These loan reviews update the estimate of the amount and timing of projected cash flows and related losses on loans that are accounted for in pools or as individual loans in accordance with ASC 310-30. These reviews consider available information related to the Company’s estimate of cash flows to be received and serve to update inputs relevant to the measurement of loan, allowance for loan loss, and indemnification asset balances. Based on the results of reviews conducted late in the first quarter of 2013, the Company observed two key trends: 1) an overall reduction in expected losses, and 2) a migration of these projected losses beyond the reimbursable periods of the loss sharing agreements. The trends observed through aggregation of the loan-level changes in assumptions were consistent with the overall economic trends both present and expected within the relevant geographical markets. Additionally, the Company had included the assumption that certain loans would be sold prior to the end of the reimbursable periods of the loss sharing agreements. Based on denials of certain loan sale requests during 2013 and extended time periods over which loan sale requests were reviewed, the Company changed its assumptions relative to the ability to resolve certain loans through sale within the reimbursement periods. Because timely loan sales (i.e. loans sales prior to the expiration of the reimbursable periods of the loss sharing agreements) appeared to no longer represent a viable workout strategy that would result in a loss claim event, the impact of the improving economy became more pronounced on the timing and amount of cash flows expected to be collected for loans where sales were an exit strategy. Therefore, the Company concluded that improving economic trends were responsible for an overall reduction of expected losses, the migration of projected losses outside the reimbursable periods of the loss sharing agreements or a combination thereof.

The following table summarizes the 2013 impairment and related decreases in the allowance for loan losses and projected losses:

(Dollars in millions)		Decrease in
	Impairment	Allowance for Loan Losses (1)	Projected Losses (1)
Solely due to economic trends	$12.4	$6.1	$7.1
Partially due to economic trends	16.6	6.4	7.5

Total	$29.0	$12.5	$14.6

(1)	Difference is due to discounting

Of the $29 million impairment related to losses projected to occur beyond the reimbursable periods of the loss share agreements, $12.4 million was solely due to improvement in economic trends (i.e., the migration of losses beyond the reimbursement period). The timing and amount of expected cash flows were inputs to the determination of the allowance for loan losses before and after the Company made changes due to improving economic conditions. These changes impacted the allowance for loan losses on these loans as noted in the table above.

The remaining $16.6 million of the $29 million impairment related to losses projected to occur beyond the reimbursable periods of the loss share agreements which were partially due to improvement in economic trends. These losses were originally expected to be recognized within the reimbursement period of the loss share agreements. However, due to the observed changes in the behavior of the indemnifying party, and the inherent authority of such party under the loss sharing agreements, the Company concluded these losses (which were projected cash flows of the indemnification asset) would no longer be collected from any source during the reimbursement periods of the loss sharing agreements. For example, in 2013 the indemnifying party denied two loan sale requests made by the Company. This unexpected change in circumstances (particularly when loan sale requests in prior years were readily approved by the indemnifying party) caused the Company to revisit the timing of expected losses for all covered loans and related indemnification assets. Following the Company’s review, the Company concluded that collection of the losses within the reimbursable periods, via historically customary workout strategies, was no longer probable in the context of the contractual terms of the loss sharing agreements, as demonstrated by the indemnifying party’s newly exhibited reluctance to approve loan sales thereunder. These changes impacted the allowance for loan losses on these loans as noted in the table above.

Comment Part C: Discuss how you considered the guidance in ASU 2012-06, which requires decreases in the indemnification asset, that do not directly relate to a previously recorded valuation allowance, to be amortized over the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets.

Response:

ASU 2012-06 and Impairments Due to Projected Losses Beyond the Reimbursable Periods of the Loss Sharing Agreements – The ASU only directly addresses two scenarios that result in a reduction of indemnification asset cash flows. First, the ASU indicates that reductions in expected indemnification asset cash flows due to an increase in expected indemnified asset cash flows (when there is no previously recorded valuation allowance) should be amortized over the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets. The Company implemented this concept by amortizing the portion of the indemnification assets (increases in cash flows on the indemnified assets) collectible from customers over the shorter of the loan or the reimbursable period of the loss sharing agreement, as indicated within Note 1 of the Company’s 2013 Annual Report. Next, the ASU indicates that reductions in expected indemnification asset cash flows due to an increase in expected cash flows on the indemnified assets, such that a previously recorded valuation allowance is reversed, should be recognized immediately in earnings. Consistent with this guidance, during 2013 the Company reversed loan loss provision and recorded corresponding reductions to the indemnification assets in the amount of $56.1 million.

However, the ASU is silent regarding situations whereby the change in expected cash flows on the indemnified assets is not collectible within the reimbursable periods of the loss sharing agreements. Further, the ASU is silent regarding the appropriate treatment of reductions in expected indemnification asset cash flows when there is no change in the expected cash flows of the underlying indemnified assets or the change in expected cash flows calls into question the collectability of cash flows on the indemnification asset. In evaluating the treatment of these fact patterns, the Company considered the Background Information and Basis for Conclusions section of the ASU. In particular, paragraph BC6 appears to indicate that the Task Force only considered changes where cash flows would be collected from a source (e.g., the customer or the FDIC), and accordingly held the expectation that cash flows no longer collectible from the FDIC would ultimately be collected from some source inside1 or both inside and outside2 of the reimbursable periods of the loss sharing agreements.

Based on the limited guidance available and the lack of cash flows expected to be collected from the indemnifying party or the underlying borrowers on the covered loans, the Company concluded that amortization of uncollectible projected losses was inappropriate. Conversely and as noted above, the Company concluded it was appropriate to amortize reductions in expected indemnification asset cash flows resulting from increases in indemnified asset cash flows expected to be collected from customers over the shorter of 1) the life of the loan or 2) the life of the loss sharing agreement, to the extent that such amounts are collectible within the reimbursable periods of the loss sharing agreements in accordance with the ASU.

The $29 million impairment in 2013, as well as the $0.8 million impairment recorded during the six months ended June 30, 2014, pertained to transactions in the form of losses or OREO transactions projected to occur beyond the reimbursable periods of the loss share agreements. Additionally, these amounts were net of any projected cash flow improvement observed in underlying indemnified assets, and were therefore deemed uncollectible and impaired.

ASU 2012-06 and Impairments Due to the Expectation of a Negative Acquisition-Level Yield – Historically, the Company employed a symmetrical indemnification asset accounting policy, subject to a collectability limitation. The Company assessed collectability of the indemnification assets and the indemnified loans at the acquisition level on an aggregate (linked) basis, as a single asset. The sum of the combined acquisition-level undiscounted indemnification assets and acquisition-level indemnified loan cash flows was greater than the combined indemnification assets and net book value of loans; therefore the indemnification assets were determined to be fully collectible.

Prior to adoption of the ASU, the Company interpreted the “on the same basis” concept as directly linking the indemnification assets and the indemnified assets. By requiring a change in the period over which the amortizable portion is amortized, the ASU partially de-linked the two

[1]	Represents cash flows on the indemnification assets from the FDIC and OREO transactions.
[2]	Represents cash flows on the indemnified assets from customers.

assets causing a change in accounting estimate to be recognized prospectively. The Company concluded that any change in the manner in which collectability is assessed should also be treated as change in accounting estimate and be recognized prospectively.

While the Company identified alternatives for determining the threshold at which collectability for other cash flow sources could be assessed (due to the ASU being silent to such an issue), the Company determined that a “zero net yield floor” approach represented the most appropriate option. The premise behind the zero net yield floor approach is that the indemnification assets are collectible in the form of projected future cash flows to the extent that the net yield (interest accretion on loans net of indemnification asset amortization) is projected to remain positive within the reimbursable periods of the loss sharing agreements. In the application of this approach the forecasted accretable difference on the indemnified assets is compared to the forecasted amortizable indemnification asset balance by acquisition. To the extent such amount is negative, an impairment is recorded to arrive at a zero difference. The zero net yield floor approach is consistent with the accounting theories and principles employed in analyzing intangibles and long-lived assets for impairment.

The remaining $2.8 million of the total $31.8 million impairment recorded in 2013 represented amounts determined to be not collectible from customers that resulted in the expectation of a negative net yield (projected interest income on covered loans, reduced by indemnification asset amortization) for one FDIC-assisted bank acquisition, and was therefore deemed uncollectible within the reimbursable periods of the loss sharing agreements.

If you have any questions or need additional information, please contact me at (504) 310-7317. We are available to meet with the Staff, if a meeting will facilitate your review of this matter.

Sincerely,

/s/ Anthony J. Restel

Anthony J. Restel

Chief Financial Officer

Cc:	Daryl G. Byrd, President and Chief Executive Officer